Exhibit 99.2
CONTACT:
Tim Benson
Factory Card & Party Outlet Corp.
630-579-2231
tbenson@factorycard.com
FACTORY CARD & PARTY OUTLET CORP. REPORTS
FISCAL 2007 SECOND QUARTER RESULTS
NAPERVILLE, IL (September 18, 2007) – Factory Card & Party Outlet Corp. (NASDAQ:FCPO) today announced results for the fiscal 2007 second quarter ended August 4, 2007.
For the second quarter ended August 4, 2007, net sales decreased 5.3 percent to $62.8 million compared with $66.3 million for the second quarter of last year. Net income for the second quarter of 2007 was $2.3 million, or $0.71 per basic share and $0.65 per fully diluted share. In the second quarter of 2006, the Company reported net income of $1.9 million, or $0.60 per basic share and $0.57 per fully diluted share. Gross profit, as a percent of sales for the second quarter of 2007, improved to 39.7 percent, compared to 38.6 percent in the second quarter of last year. Comparable store net sales for the second quarter of 2007 were effectively flat to the same period last year.
For the six months ended August 4, 2007, net sales decreased 2.7 percent to $120.0 million from $123.3 million in the same period of last year. Net income for the first half of 2007 was $1.7 million, or $0.51 per basic and $0.47 per fully diluted share. In the first half of 2006, the Company reported net income of $2.1 million, or $0.65 per basic and $0.61 per fully diluted share. Gross profit as percent to sales improved to 38.0 percent in the first half of 2007 compared to 37.2 percent in the prior year. Comparable store net sales for the first six months of 2007 decreased 0.5 percent.
“We are excited to report a healthy 21 percent increase in net earnings over last year’s second quarter,” stated Gary W. Rada, President and Chief Executive Officer. “This strong performance continues to validate our team’s ongoing effort to adjust our merchandising mix, grow our party business, leverage our logistics capabilities and enhance our direct marketing capabilities. These combined efforts have been instrumental in our effort to achieve improved gross margins and more desirable expense levels,” Mr. Rada added.
Mr. Rada further stated “We are also extremely pleased to have announced earlier today that we have entered into a definitive merger agreement pursuant to which a subsidiary of AAH Holdings Corporation will acquire Factory Card & Party Outlet in an all-cash transaction for $16.50 per share. The sale to AAH Holdings Corporation represents tremendous value to our shareholders and is reflective of our recent performance, our leadership position and the distinctive niche that Factory Card & Party Outlet plays in the party supply and social expressions arena.”

In light of recent announcements, the Company also announced that the previously announced conference call scheduled for today at 9:00 a.m. CDT has been cancelled.
About Factory Card
Factory Card & Party Outlet (www.factorycard.com) based in Naperville, Illinois, is the largest publicly traded retail party chain in the United States. Factory Card & Party Outlet currently operates 184 Company-owned retail stores in 19 states, offering a wide selection of party supplies, greeting cards, giftwrap, balloons, everyday and seasonal merchandise, and other special occasion merchandise at everyday value prices.
Notice to Investors
This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Factory Card & Party Outlet Corp. common stock described in this press release has not commenced. At the time the offer is commenced, a wholly-owned subsidiary of AAH Corporation will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) and Factory Card & Party Outlet Corp. will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Factory Card & Party Outlet Corp. stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site at www.sec.gov.
Statements in this press release regarding the proposed acquisition of Factory Card & Party Outlet Corp., the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements that are based on managements’ beliefs, certain assumptions and current expectations. Any statements that are not statements of historical fact (including statements containing the words “believes”, “will”, “plans”, “anticipates”, “expects” and similar expressions) should also be considered to be forward looking statements.

FACTORY CARD & PARTY OUTLET CORP.
AND SUBSIDIARY
Condensed Consolidated Balance Sheets
(Unaudited)
(Dollar amounts in thousands)

	August 4,	February 3,
	2007	2007
ASSETS

Current assets:
Cash	$493	$446
Merchandise inventories, net	46,097	45,130
Prepaid rent	2,628	2,994
Prepaid expenses and other assets	1,410	1,511
Deferred tax asset, net	5,491	5,491

Total current assets	56,119	55,572

Fixed assets, net	9,422	9,400
Intangible assets, net	131	—
Other assets	123	131
Deferred tax asset, net	4,739	5,929

Total assets	$70,534	$71,032

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Line of credit	$7,742	$8,731
Accounts payable	16,788	16,908
Accrued expenses:
Payroll and other compensation	4,814	6,430
Insurance	1,427	1,205
Taxes	789	1,064
Other	3,054	2,896
Capital lease obligations	—	1

Total current liabilities	34,614	37,235

Deferred rent liabilities	2,068	1,913

Total liabilities	36,682	39,148

Stockholders’ equity	33,852	31,884

Total liabilities and stockholders’ equity	$70,534	$71,032

FACTORY CARD & PARTY OUTLET CORP.
AND SUBSIDIARY
Condensed Consolidated Statements of Operations
(Unaudited)
(Dollar amounts in thousands, except share and per share data)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	August 4,	July 29,	August 4,	July 29,
	2007	2006	2007	2006
Net sales	$62,821	$66,343	$120,005	$123,315
Cost of sales	37,871	40,725	74,437	77,423

Gross profit	24,950	25,618	45,568	45,892

Selling, general and administrative expenses	20,040	21,467	40,827	40,457
Depreciation expense	773	798	1,532	1,579
Interest expense	130	165	333	465

Income before income taxes	4,007	3,188	2,876	3,391
Income taxes	1,661	1,248	1,190	1,339

Net income	$2,346	$1,940	$1,686	$2,052

Earnings per share:
Net income per share — basic	$0.71	$0.60	$0.51	$0.65

Weighted average shares outstanding – basic	3,318,898	3,230,436	3,304,600	3,178,761

Net income per share – diluted	$0.65	$0.57	$0.47	$0.61

Weighted average shares outstanding – diluted	3,613,292	3,427,688	3,579,139	3,380,358